Exhibit 99.1

InflaRx N.V.

Unaudited Condensed Consolidated

Financial Statements – March 31, 2024

These unaudited condensed financial statements are consolidated financial statements for the group consisting of InflaRx N.V. and its wholly-owned subsidiaries InflaRx GmbH, Jena, Germany, and InflaRx Pharmaceuticals Inc., Ann Arbor, Michigan, United States (together, the “Group”). The financial statements are presented in euros (€).

InflaRx N.V. is a company limited by shares, incorporated and domiciled in Amsterdam, The Netherlands.

Its registered office and principal place of business is in Germany, Jena, Winzerlaer Str. 2.

Index to Unaudited Condensed Consolidated Financial Statements for the three months ended March 31, 2024

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of operations and comprehensive loss for the three months ended March 31, 2024 and 2023

		For the three months ended March 31,
	Note	2024 (unaudited)	2023 (unaudited)
		(in €, except for share data)

Revenues	2	36,037	—
Cost of sales	3	(220,521)	—
Gross profit		(184,484)	—
Sales and marketing expenses		(1,459,539)	—
Research and development expenses	4	(7,301,810)	(14,731,908)
General and administrative expenses		(3,579,150)	(3,608,554)
Other income	5	36,323	7,746,189
Other expenses		(30)	(566)
Operating result		(12,488,690)	(10,594,839)
Finance income	6	908,426	456,036
Finance expenses	6	(4,632)	(5,528)
Foreign exchange result	6	1,824,375	(1,137,310)
Other financial result	6	103,285	197,808
Income taxes		—	—
Income (loss) for the period		(9,657,236)	(11,083,833)
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency		(25,538)	(16,785)
Total comprehensive income (loss)		(9,682,774)	(11,100,618)

Share information (based on income (loss) for the period)
Weighted average number of shares outstanding		58,883,272	44,771,703
Income (loss) per share (basic/diluted)		(0.17)	(0.25)

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of financial position as of March 31, 2024 and December 31, 2023

	Note	March 31, 2024 (unaudited)	December 31, 2023
		(in €)
ASSETS
Non-current assets
Property and equipment		284,043	289,577
Right-of-use assets		1,056,966	1,071,666
Intangible assets		52,145	68,818
Other assets	8	244,009	257,267
Financial assets	10	2,490,202	9,052,741
Total non-current assets		4,127,365	10,740,069
Current assets
Inventories	7	11,048,645	11,367,807
Current other assets	8	5,869,744	4,036,650
Trade receivables	8	35,242	—
Tax receivable	9	2,098,276	3,791,564
Other financial assets	10	58,812,905	77,504,518
Cash and cash equivalents	12	25,103,058	12,767,943
Total current assets		102,967,870	109,468,483
TOTAL ASSETS		107,095,235	120,208,552

EQUITY AND LIABILITIES
Equity
Issued capital		7,065,993	7,065,993
Share premium		334,211,338	334,211,338
Other capital reserves		41,910,754	40,050,053
Accumulated deficit		(295,785,055)	(286,127,819)
Other components of equity		7,356,629	7,382,166
Total equity		94,759,658	102,581,730
Non-current liabilities
Lease liabilities		727,058	745,716
Other liabilities		36,877	36,877
Total non-current liabilities		763,935	782,593
Current liabilities
Trade and other payables	10	7,607,757	11,974,362
Lease liabilities		378,089	374,329
Employee benefits		637,607	1,609,766
Other liabilities	11	2,948,189	2,885,772
Total current liabilities		11,571,642	16,844,229
Total liabilities		12,335,577	17,626,822
TOTAL EQUITY AND LIABILITIES		107,095,235	120,208,552

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of changes in shareholders’ equity for the three months ended March 31, 2024 and 2023

(in €, except for share data)	Note	Shares outstanding	Issued capital	Share premium	Other capital reserves	Accumulated deficit	Other components of equity	Total equity

Balance as of January 1, 2024		58,883,272	7,065,993	334,211,338	40,050,053	(286,127,819)	7,382,166	102,581,730
Loss for the period		—	—	—	—	(9,657,236)	—	(9,657,236)
Exchange differences on translation of foreign currency		—	—	—	—	—	(25,538)	(25,538)
Total comprehensive loss		—	—	—	—	(9,657,236)	(25,538)	(9,682,774)
Equity-settled share-based payments	13	—	—	—	1,860,701	—	—	1,860,701
Balance as of March 31, 2024*		58,883,272	7,065,993	334,211,338	41,910,754	(295,785,055)	7,356,629	94,759,658

Balance as of January 1, 2023		44,703,763	5,364,452	282,552,633	36,635,564	(243,460,290)	7,257,081	88,349,440
Loss for the period		—	—	—	—	(11,083,833)	—	(11,083,833)
Exchange differences on translation of foreign currency		—	—	—	—	—	(16,785)	(16,785)
Total comprehensive loss		—	—	—	—	(11,083,833)	(16,785)	(11,100,618)
Equity-settled share-based payments	13	—	—	—	1,207,048	—	—	1,207,048
Share options exercised		71,234	8,548	115,399	—	—	—	123,947
Balance as of March 31, 2023*		44,774,997	5,373,000	282,668,032	37,842,612	(254,544,123)	7,240,295	78,579,816

*	unaudited

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of cash flows for the three months ended March 31, 2024 and 2023

		For the three months ended March 31,
	Note	2024 (unaudited)	2023 (unaudited)
		(in €)
Operating activities
Loss for the period		(9,657,236)	(11,083,833)
Adjustments for:
Depreciation & amortization of property and equipment, right-of-use assets and intangible assets		123,949	147,969
Net finance income (expense)	6	(2,831,454)	488,994
Share-based payment expense	4	1,860,701	1,207,048
Net foreign exchange differences	6	(119,126)	(106,793)
Changes in:
Financial assets from government grants	10	—	(2,701,076)
Inventories	7	319,162	—
Trade receivables	10	(35,242)	—
Employee benefits		(972,159)	(834,713)
Other assets		(126,547)	7,515,105
Other liabilities		62,417	15,986
Liabilities from government grants received	10	—	(5,033,779)
Trade and other payables		(4,366,605)	(371,445)
Interest received	6	875,990	245,971
Interest paid	6	(2,214)	(5,627)
Net cash used in operating activities		(14,868,364)	(10,516,193)
Investing activities
Purchase of intangible assets, property and equipment		(16,069)	(6,046)
Purchase of current financial assets		(3,566,235)	(25,120,832)
Proceeds from the maturity of financial assets		30,527,108	21,540,578
Net cash from/(used in) investing activities		26,944,804	(3,586,300)
Financing activities
Proceeds from exercise of share options		—	123,947
Repayment of lease liabilities		(85,706)	(93,744)
Net cash from/(used in) financing activities		(85,706)	30,202
Net increase/(decrease) in cash and cash equivalents		11,990,733	(14,072,291)
Effect of exchange rate changes on cash and cash equivalents		344,381	(95,814)
Cash and cash equivalents at beginning of period		12,767,943	16,265,355
Cash and cash equivalents at end of period	2	25,103,058	2,097,250

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Notes to the unaudited condensed consolidated financial statements

1.	Summary of significant accounting policies and other disclosures

a)	Reporting entity and the Group’s structure

InflaRx N.V. (the “Company” or “InflaRx”) is a Dutch public company with limited liability (naamloze vennootschap) with its corporate seat in Amsterdam, the Netherlands, and is registered in the Commercial Register of the Netherlands Chamber of Commerce Business Register under CCI number 68904312. The Company’s registered office is at Winzerlaer Straße 2 in 07745 Jena, Germany. Since November 10, 2017, InflaRx N.V.’s ordinary shares have been listed on the Nasdaq Global Select Market under the symbol IFRX.

InflaRx is a biopharmaceutical company focused on applying its proprietary anti-C5a and C5aR technologies to discover, develop and commercialize first-in-class, potent and specific inhibitors of the complement activation factor known as C5a and its receptor C5aR. On April 4, 2023, the U.S. Food and Drug Administration issued an Emergency Use Authorization (EUA) for GOHIBIC (vilobelimab), for the treatment of COVID-19 in critically ill, invasively mechanically ventilated hospitalized adults. These consolidated financial statements of InflaRx comprise the Company and the Group.

b)	Basis of preparation

These interim condensed consolidated financial statements for the three -month reporting period ended March 31, 2024, and 2023 have been prepared in accordance with IAS 34 Interim Financial Reporting. These condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements. Accordingly, this report is to be read in conjunction with the financial statements in the Company’s annual report for the year ended December 31, 2023 on Form 20-F.

The interim condensed consolidated financial statements were authorized for issue by the board of directors of the Company (the “Board of Directors”) on May 7, 2024.

The financial statements are presented in euros (€). The euro is the functional currency of InflaRx N.V. and InflaRx GmbH. The functional currency of InflaRx Pharmaceuticals Inc. is the U.S. dollar.

All financial information presented in euros have been rounded. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them or may deviate from other tables.

The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2023, except for the adoption of new standards effective as of January 1, 2024, as set out below. The Group has not adopted any other standard, interpretation or amendment that has been issued but is not yet effective early.

The following amendments were adopted effective January 1, 2024, and do not have a material impact on the consolidated financial statements of the Group:

●	Amendments to IFRS 16 Leases: Leases on Sale and Leaseback

●	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants

●	Amendments to IAS 7, Statement of Cash Flows and IFRS 7, Financial Instruments

The following standards issued will be adopted in a future period, and the potential impact, if any, they will have on the Group’s consolidated financial statements is being assessed:

●	Amendments to IAS 21 Effects of Changes in Foreign Exchange Rates: Lack of exchangeability

●	IFRS 18 Presentation and Disclosure in Financial Statements

2.	Revenues

	For the three months ended March 31,
	2024 (unaudited)	2023 (unaudited)
	(in €)
Revenues	36,037	—
Total	36,037	—

For the three months ended March 31, 2024, the Company realized revenues from the product sales of GOHIBIC (vilobelimab) in the amount of €36 thousand. Revenues reported are sales to end customers (hospitals). Sales to distributors do not constitute revenue for the Company under IFRS 15. All revenues are attributed to sales made in the United States.

3.	Cost of Sales

	For the three months ended March 31,
	2024 (unaudited)	2023 (unaudited)
	(in €)

Cost of Sales	220,521	—
Total	220,521	—

The cost of sales during the three months ended March 31, 2024 mainly consists of write-downs of inventories that will expire prior to their expected sale.

4.	Research and development expenses

Research and development expenses incurred for the three months ended March 31, 2024 decreased by €7.4 million compared to the three months ended March 31, 2023. This decrease is primarily due to the fact that we incurred high third-party expenses in the first quarter of 2023 in connection with our efforts to develop the commercial manufacturing process and to obtain an EUA for GOHIBIC (vilobelimab).

5.	Other income

	For the three months ended March, 31,
	2024 (unaudited)	2023 (unaudited)
	(in €)
Other income
Income from government grants	—	7,734,855
Other	36,323	11,334
Total	36,323	7,746,189

Other income for the three months ended March 31, 2024 amounted to €36 thousand (PY: €7.7 million). The decrease of €7.7 million in income from government grants is due to the end of the grant period on June 30, 2023.

6.	Net financial result

	For the three months ended March 31, 2024
	2024 (unaudited)	2023 (unaudited)
	(in €)

Interest income	908,426	456,036
Interest expenses	(439)	(420)
Interest on lease liabilities	(4,193)	(5,108)
Finance Result	903,794	450,508

Foreign exchange income	2,049,582	290,525
Foreign exchange expense	(225,207)	(1,427,835)
Foreign exchange result	1,824,375	(1,137,310)

Other financial result	103,285	197,808
Net financial result	2,831,454	(488,994)

Net financial result increased by €3.3 million to a gain of €2.8 million for the three months ended March 31, 2024 from a loss of €0.5 million for the three months ended March 31, 2023. This increase is mainly attributable to an increase of interest income on marketable securities by €0.5 million and an increase of the foreign exchange result of €3.0 million. Other financial result consists of an adjustment for expected credit losses on marketable securities.

7.	Inventory

	As of March 31, 2024 (unaudited)	As of December 31, 2023
	(in €)

Raw material and supplies	423,560	423,560
Unfinished goods	10,515,518	10,614,159
Finished goods	109,566	330,087
Total	11,048,645	11,367,807

As of March 31, 2024, total write-downs on inventories amounted to €0.7 million, €0.2 million for the three months ended March 31, 2024. These write-downs were set up due to the expected expiry of the shelf life.

8.	Other assets

	As of March 31, 2024 (unaudited)	As of December 31, 2023
	(in €)
Non-current other assets
Prepaid expenses	244,009	257,267
Total	244,009	257,267
Current other assets
Prepayments on research & development projects	4,129,342	3,670,167
Prepaid expenses	1,432,090	272,999
Others	308,312	93,482
Total	5,869,744	4,036,648
Total other assets	6,113,753	4,293,915

As of March 31, 2024, prepayments on research and development projects amounted to €4.1 million compared to €3.7 million as of December 31, 2023, and consist of prepayments on clinical contracts, especially for INF904.

Prepaid expenses mainly consist of prepaid D&O insurance expense for the year 2024, which will be recognized into general and administrative expenses pro rata over the year.

The category “others” primarily relate to prepayments on commercial production.

9.	Tax receivable

As of March 31, 2024, tax receivable amounted to €2.1 million compared to €3.8 million as of December 31, 2023. The decrease is mainly attributable to VAT refunds for Q2 2023 and Q3 2023 received during the three months ended March 31, 2024.

10.	Financial assets and financial liabilities

Set out below is an overview of financial assets and liabilities, other than cash and cash equivalents, held by the Group as of March 31, 2024 and December 31, 2023.

	As of March 31, 2024 (unaudited)	As of December 31, 2023
	(in €)
Financial assets at amortized cost
Trade receivables	35,242	—
Non-current financial assets	2,490,202	9,052,741
Other current financial assets	58,812,907	77,504,518
Financial liabilities at amortized cost
Trade and other payables	7,607,757	14,716,441

As of March 31, 2024, the fair value of current and non-current financial assets (primarily quoted debt securities) amounted to €60.9 million (Level 1). The Group’s debt instruments at amortized cost consist solely of quoted securities that are graded highly by credit rating agencies such as S&P Global and, therefore, are considered low credit risk investments.

As of March 31, 2024, current and non-current financial assets decreased by €25.3 million to €61.3 million compared to €86.6 million as of December 31, 2023. For the three months ended March 31, 2024 this decrease is mainly due to the maturity of financial assets, and their subsequent reinvestment into interest bearing bank deposits, which are accounted for as part of cash and cash equivalents.

As of March 31, 2024, trade and other payables decreased by €7.1 million to €7.6 million compared to €14.7 million as of December 31, 2023. As of December 31, 2023 the Company had high trade payables from CDMO’s, which arose in connection with the manufacturing of commercial products.

Trade receivables arose from GOHIBIC (vilobelimab) product deliveries to end customers (hospitals) through a subsidiary of Cencora, which acts as a US distributor for the Company.

11.	Other liabilities

	As of March 31, 2024 (unaudited)	As of December 31, 2023
	(in €)

Liabilities to commercial partner	2,836,972	2,784,231
Miscellaneous other liabilities	111,218	101,542
Total	2,948,190	2,885,773

In September 2023, the Company received €2.9 million for GOHIBIC (vilobelimab) product shipments from a subsidiary of Cencora which acts as a U.S. distributor for the Company, as well as an additional €26 thousand in March 2024. The majority of this product will remain in stock at the distributor awaiting sale to customers. In accordance with IFRS 15, InflaRx recognizes revenue when control of the products is transferred to the end customer (hospital). For each unit sold to the end customer, this liability is reduced with a corresponding amount recognized in revenue. During April 2024, the Company came to agreement with Cencora to pay back the amount due for the product shipments transferred in September 2023.

12.	Cash and cash equivalents

	As of March 31, 2024 (unaudited)	As of December 31, 2023
	(in €)
Short-term deposits
Deposits held in U.S. dollars	15,741,977	4,120,951
Deposits held in euros	2,555,000	1,020,000
Total	18,296,977	5,140,951
Cash at banks
Cash held in U.S. dollars	5,469,183	5,041,802
Cash held in euros	1,336,898	2,585,190
Total	6,806,081	7,626,991
Total cash and cash equivalents	25,103,058	12,767,942

As of March 31, 2024, cash and cash equivalents increased by €12.3 million to €25.1 million compared to €12.8 million as of December 31, 2023. For the three months ended March 31, 2024 this increase is mainly due to the maturity of financial assets, and their subsequent reinvestment into interest bearing bank deposits.

13.	Share-based payments

a)	Equity settled share-based payment arrangements

InflaRx GmbH granted options under the 2012 Stock Option Plan. Those InflaRx GmbH options were converted into options for ordinary shares of InflaRx N.V. at the time of its IPO in November 2017:

Number of share options	2024	2023
Outstanding as of January 1,	148,433	148,433
Exercised during the three months ended March 31,	—	—
Outstanding as of March 31,	148,433	148,433
thereof vested	148,433	148,433

Under the terms and conditions of the share option plan 2016, InflaRx GmbH granted rights to subscribe for InflaRx GmbH’s ordinary shares to directors, senior management, and key employees. Those InflaRx GmbH options were converted into options for ordinary shares of InflaRx N.V. at the time of its IPO in November 2017:

Number of share options	2024	2023
Outstanding as of January 1,	888,632	888,632
Exercised during the three months ended March 31,	—	—
Outstanding as of March 31,	888,632	888,632
thereof vested	888,632	888,632

InflaRx also granted share options under the 2017 LTIP subsequently to its IPO in November 2017. The total number of share options granted during the three months ended March 31, 2024 under the 2017 LTIP was as follows:

Number of share options	2024	2023
Total number of options outstanding as of January 1,	6,584,946	4,985,523
Granted during the three months ended March 31,	2,275,000	1,506,750
Exercised during the three months ended March 31,	-	56,304
Forfeited during the three months ended March 31,	(7,000)	-
Outstanding as of March 31,	8,852,946	6,435,969
thereof vested	5,986,946	4,474,219

The number of share options granted during the three months ended March 31, 2024 under the 2017 LTIP was as follows:

Share options granted 2024	Number	Fair value per option	FX rate as of grant date	Fair value per option	Share price at grant date / Exercise price	Expected volatility	Expected life (midpoint based)	Risk-free rate (interpolated, U.S. sovereign strips curve)
January 5	2,245,000	$1.65	0.916	€1.51	$1.79	1.47	5.30 - 5.50	4.023%- 4.025%
February 21	30,000	$1.40	0.925	€1.30	$1.51	1.47	5.50	4.308%
	2,275,000

Of the 2,275,000 options granted during the three months ended March 31, 2024 (ended March 31, 2023: 1,506,750), 1,615,000 options (March 31, 2023: 1,223,500) were granted to members of the executive management or Board of Directors.

Expected dividends are nil for all share options listed above.

b)	Share-based payment expense recognized

For the three months ended March 31, 2024, the Company has recognized €1.8 million (ended March 31, 2023: €1.2 million) of share-based payment expense in the statements of operations and comprehensive loss.

None of the share-based payment awards were dilutive in determining earnings per share due to the Group’s loss position.

c)	Share options exercised

During the three months ended March 31, 2024, no shares (ended March 31, 2023: 56,304) were issued, because no share options were exercised, resulting in proceeds to the Company in the amount of €0 thousand (ended March 31, 2023: €98 thousand).

14.	Protective foundation

According to the Articles of Association of the Company, up to 110,000,000 ordinary shares and up to 110,000,000 preferred shares with a nominal value of €0.12 per share are authorized to be issued. All shares are registered shares. No share certificates shall be issued.

In order to deter acquisition bids, the Company`s general meeting of shareholders approved the right of an independent foundation under Dutch law, or protective foundation, to exercise a call option pursuant to the call option agreement, upon which preferred shares will be issued by the Company to the protective foundation of up to 100% of the Company’s issued capital held by others than the protective foundation, minus one share. The protective foundation is expected to enter into a finance arrangement with a bank, or, subject to applicable restrictions under Dutch law, the protective foundation may request the Company to provide, or cause the Company’s subsidiaries to provide, sufficient funding to the protective foundation to enable it to satisfy its payment obligation under the call option agreement. These preferred shares will have both a liquidation and dividend preference over the Company`s ordinary shares and will accrue cash dividends at a pre-determined rate. The protective foundation would be expected to require the Company to cancel its preferred shares once the perceived threat to the Company and its stakeholders has been removed or sufficiently mitigated or neutralized. The Company believes that the call option does not represent a significant fair value based on a level 3 valuation, since the preference shares are restricted in use and can be canceled by the Company.

During the three months ended March 31, 2024, the Company expensed €13 thousand (2023: €15 thousand) of ongoing costs to reimburse expenses incurred by the protective foundation.